GLOBECHAT, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S COMPILATION REPORT

To the Board of Directors
GlobeChat, Inc.
San Juan Capistrano, California

Management is responsible for the accompanying financial statements of GlobeChat, Inc., which comprise of the balance sheets as of March 31, 2020 and 2019 and the related statements of income, statements of equity, statements of cash flow and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
September 16, 2020

GLOBECHAT, INC.
BALANCE SHEETS
MARCH 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 6,054	$ 25,782
TOTAL CURRENT ASSETS	6,054	25,782
OTHER ASSETS		
Intangible assets	40,702	43,893
	40,702	43,893
TOTAL ASSETS	$ 46,756	$ 69,675

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	$ 8,400
TOTAL CURRENT LIABILITIES	-	8,400
LONG-TERM LIABILITIES		
Note payable - related party	102,424	102,424
TOTAL LONG-TERM LIABILITIES	102,424	102,424
TOTAL LIABILITIES	102,424	110,824
SHAREHOLDERS' EQUITY		
Common stock, Series A, 20,000,000 shares authorized		
10,000,000 shares issued and outstanding, no par value	655,749	655,749
Common stock, Series B, 20,000,000 shares authorized		
10,058,800 shares issued and outstanding, no par value	220,750	220,750
Additonal paid-in capital	67,445	67,445
Retained earnings	(999,612)	(985,093)
TOTAL SHAREHOLDERS' EQUITY	(55,668)	(41,149)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 46,756	$ 69,675

See independent accountant's compilation report and accompanying notes to financial statements.

GLOBECHAT, INC.
STATEMENTS OF INCOME
MARCH 31, 2020 AND 2019

	2020	2019
REVENUES	$ 120	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	120	-
OPERATING EXPENSES		
Amortization expense	3,191	3,191
General and administrative	4,144	3,335
Legal and professional fees	1,475	2,250
Website related expenses	11,629	6,799
TOTAL OPERATING EXPENSES	20,439	15,575
OTHER INCOME/(EXPENSES)		
Other income	6,600	-
TOTAL OTHER INCOME/(EXPENSES)	6,600	-
NET LOSS BEFORE TAXES	(13,719)	(15,575)
INCOME TAX EXPENSE	(800)	(971)
NET INCOME (LOSS)	$ (14,519)	$ (16,546)

See independent accountant's compilation report and accompanying notes to financial statements.

GLOBECHAT, INC.
STATEMENTS OF EQUITY
MARCH 31, 2020 AND 2019

	Common Stock - Series A		Common Stock - Series B				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, APRIL 1, 2018	10,000,000	$ 655,749	10,058,800	$ 220,750	$ 67,445	$ (968,547)	$ (24,603)
Net income	-	-				(16,546)	$ (16,546)
ENDING BALANCE, MARCH 31, 2019	10,000,000	$ 655,749	10,058,800	$ 220,750	$ 67,445	$ (985,093)	$ (41,149)
Contributions	-	-	-	-	-	-	$ -
Distributions	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(14,519)	$ (14,519)
ENDING BALANCE, MARCH 31, 2020	**10,000,000**	**$ 655,749**	**10,058,800**	**$ 220,750**	**$ 67,445**	**$ (999,612)**	**$ (55,668)**

See independent accountant's compilation report and accompanying notes to financial statements.

GLOBECHAT, INC.
STATEMENT OF CASH FLOWS
MARCH 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (14,519)	$ (16,546)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	3,191	3,191
(Increase) decrease in assets:		
Accounts receivable	-	-
Inventory	-	-
Prepaid expenses and other current assets	-	-
Increase (decrease) in liabilities:		-
Accounts payable	(8,400)	2,200
CASH USED FOR OPERATING ACTIVITIES	(19,728)	(11,155)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(47,084)
CASH USED FOR INVESTING ACTIVITIES	-	(47,084)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related party	-	49,924
CASH PROVIDED BY FINANCING ACTIVITIES	-	49,924
NET DECREASE IN CASH	(19,728)	(8,315)
CASH AT BEGINNING OF YEAR	25,782	34,097
CASH AT END OF YEAR	$ 6,054	$ 25,782
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ 800	$ 971

See independent accountant's compilation report and accompanying notes to financial statements.

1.   <u>Summary of Significant Accounting Policies</u>

The Company
GlobeChat, Inc. (the "Company") was incorporated in the State of Delaware on March 28, 2016. The Company has developed and patented an app that instantly translates languages in 200 counries.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of March 31, 2020 and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents, trademarks and amortizable software development costs. Costs are amortized over their useful lives, which in this case is fifteen years. Amortization expense for the period ending March 31, 2020 and 2019 were $3,191 and $3,191, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of March 31, 2020, and 2019, the Company had recognized sales of $120 and nil, respectively.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Notes Payable – Related Parties</u>

Since inception, the Company's main shareholder has loaned money to the Company totaling $102,424 for the years ending March 31, 2020 and 2019. This note payable bears no interest and has no minimum monthly payments. Management does not intend to pay back this note within the next year.

4.   <u>Subsequent Events</u>

The Company has evaluated subsequent events through September 16, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.